

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

November 26, 2008

Mr. Carlos Gálvez
Chief Financial Officer
Buenaventura Mining Company, Inc.
Carlos Villaran 790
Santa Catalina, Lima 13, Peru

      Re: Buenaventura Mining Company, Inc.
               Form 20-F for Fiscal Year Ended December 31, 2007
               Filed July 15, 2008
               File No. 001-14370

Dear Mr. Gálvez:

      We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F filed July 15, 2008

Operating and Financial Review and Prospects, page 106

1.   Your disclosure on page 106 indicates that in fiscal years 2005 and 2006, certain sales contracts previously accounted for as derivative instruments, although apparently not as hedges, were replaced with new contracts that qualified as normal sales, thus alleviating the need to apply fair value accounting to these contracts.

However, you also explain that you calculated the fair value of the replaced contracts immediately prior to their replacement and recorded the calculated amounts as deferred revenues to be realized upon future settlements of the new sales contracts. As the amount of deferred revenue was neither generated from billings nor collections from customers, please explain how it is appropriately identified as revenue related to the new contracts.

Additionally, tell us how your accounting is consistent with the guidance IAS 39, including paragraphs 39 through 41, and 50; and since the accounting for the replacement of these sales contracts has not been disclosed as a departure from U.S. GAAP in Notes 35 and 36, please cite the U.S. GAAP accounting guidance that you identified as a basis for recording deferred revenue at fair value.

Financial Statements

Note 3 – Significant accounting principles and practices, page F-13

(d) Business combinations, page F-13

2.   We note your disclosure stating that the excess of the cost of the business combination over your interest in the fair value of the acquiree's identifiable assets and liabilities is recoded as Mining Rights within the Property Plant and Equipment caption. Tell us how your accounting is consistent with paragraph 32 of IFRS 3, if that is your view. Under U.S. GAAP, the excess of purchase price over the fair value of identifiable assets and liabilities acquired in a business acquisition should be recorded as goodwill in accordance with SFAS 141.

(m) Determination of mineral reserves and resources, page F-16

3.   We note your disclosure stating that your proven and probable reserve estimates have been audited by an independent third party. Please disclose the name of this third party expert in compliance with Instruction 1(b)(iii) to Item 4.D of Form 20-F.

Note 5 – Cash and cash equivalents, page F-20

4.   Your policy note under point (g) on page F-15 indicates that cash and cash equivalents include "highly liquid investments with original maturities of three months or less." However, under this heading, you disclose that time deposits with maturities greater than 90 days are also included in the ending balance of cash and cash equivalents presented on your Balance Sheet. Therefore, your presentation on the Balance Sheet appears to be inconsistent with your policy note

and with your presentation in the Statements of Cash Flows. Please resolve these discrepancies in terminology and presentation.

Note 14 – Other Liabilities, F-27

Stock Appreciation Rights, page F-28

5.   Within your table that presents the principal assumptions used to estimate the fair value of stock appreciation rights, we note that you changed your valuation methodology from Black-Scholes-Merton to Turnbull and Wakeman in 2007. The guidance in paragraph 39 of IAS 8 appears to require disclosures about the effects of your change. Similarly, the guidance in paragraph A23 of SFAS 123(R), and paragraph 22 of SFAS 154, would ordinarily require disclosures of the effects when material, also indicating when and why the change in method was implemented. Additionally, please clarify if the Black-Sholes-Merton method continues to be applied in determining the fair value of stock appreciation rights granted in periods prior to the change in valuation methodology.

Note 17 – Tax Situation, page F-32

6.   We note your disclosure stating that while there are outstanding disputes with the Tax Administration concerning their audits of your prior year tax returns, in your opinion, the Tax Administration's claims have "no legal basis." Please confirm that you have accrued no amounts for these claims, as suggested by your disclosure, if true. Otherwise, please disclose the extent to which you have accrued for these matters, and identify the periods in which the accruals were made. Please ensure that you provide the information required under IAS 12 and paragraphs 84 through 92 of IAS 37, as applicable.

Additionally, tell us whether these tax contingencies have been assessed under the provisions of FIN48 for U.S. GAAP purposes, and explain how the accounting referred to in Note 36, indicating the adoption of FIN48 had no impact on your consolidated financial statements, is an appropriate result under the circumstances.

Note 32 – Commitments and contingencies, page F-44

7.   Your discussion on the Choropampa matter indicates that while multiple lawsuits still exist, you "…cannot reasonably predict the final outcome" of these lawsuits. You also express the view that claims of the plaintiff in the Hacienda Los Negritos matter are "baseless." Please disclose the information required under paragraphs 84 through 92 of IAS 37 for these matters, and for U.S. GAAP, indicate the extent to which you have accrued loss contingencies, identify the

periods impacted, and include your estimate of the reasonably possible range of loss, following the guidance in SFAS 5 and FIN 14.

Engineering Comments

Colquijirca, page 85

8.   We note your disclosure of ore reserves for the Colquijirca mine as 13,317,007 dry short tons with a silver content of 1.76 ounces, 4.4 percent zinc, and 1.47 percent lead followed by a second reserve estimate for the same property of 21,622,137 dry short tons containing 1.26 ounces silver, 0.005 ounces gold, 2.71 percent of zinc, 0.91 percent lead and 0.995 percent of copper. Please clarify or resolve this discrepancy within your filing.

Recuperada, page 84

9.   Please expand your disclosure to include a description of your mining/processing operations at the Recuperada mine including the following:

- A brief description of the rock formations and mineralization of existing or potential economic significance on the property.

- A description of any work completed on the property and its present condition.

- The details as to modernization and physical condition of your plant and equipment, including subsurface improvements and equipment.

- A description of your equipment, infrastructure, and other facilities.

10.   As footnotes or as part of your reserve tables, disclose the following:

- Whether the reserve estimates incorporate losses for mine dilution and mining recovery

- The metallurgical recovery factors for each mine.

- All prices and currency conversion factors used to estimate your reserves in addition to gold or silver.

- Percent ownership of each mine and clarify whether quantities disclosed are for the entire mine or your share.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Craig Arakawa at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters. You may contact George K. Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief